PrimeCare Systems, Inc

56 Harrison Street, Suite 501, New Rochelle, NY 10801

Tel. (914) 576-8457   Fax. (914) 576-7821

December 28, 2007

Untied States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549-0406

Attention: Barbara C. Jacobs, Assistant Director

Re:

PrimeCare Systems, Inc. (File No. 333-137702), (the “Company”)

Amendment No.8 to Registration Statement on Form SB-2, filed

December 4, 2007

Dear Ms. Jacobs:

We hereby request that the effective date for the above referenced Registration Statement be accelerated, so that it will become effective on January 7, 2008, at 10:00 A.M., or as soon thereafter as is practicable.

Thank you.

Sincerely,

PrimeCare Systems, Inc.

By: /s/Edward C. Levine

Edward C. Levine,

Chairman of the Roard

ECL:mm

Encl.